SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

AMES NATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

031001100
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 031001100	SCHEDULE 13G	Page 2 of 6 Pages

1.	Name of Reporting Person

Suzanne Ammerman

I.R.S. Identification No. of Above Person (entities only)

Not Applicable

2.	Check the appropriate box if a member of a group

Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization

Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	Sole Voting Power

503,115

6.	Shared Voting Power

503,115

7.	Sole Dispositive Power

503,115

8.	Shared Dispositive Power

503,115

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

503,115

Page 3 of 6 Pages

10.	Check box if the aggregate amount in Row (9) excludes certain shares

11.	Percent of Class Represented by Amount in Row 9

5.3%

12.	Type of Reporting Person

IN

Page 4 of 6 Pages

ITEM 1(a).	NAME OF ISSUER.

Ames National Corporation

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

P.O. Box 846
Ames, IA 50010

ITEM 2(a).	NAME OF PERSON FILING.

This filing is made on behalf of Suzanne Ammerman.

ITEM 2(b).	ADDRESS OF RESIDENCE:

554 North Eighth Street
River Falls, WI 54022-1526

ITEM 2(c).	CITIZENSHIP.

Wisconsin

ITEM 2(d).	TITLE OF CLASS OF SECURITIES.

Common Stock.

ITEM 2(e).	CUSIP NUMBER.

031001100

ITEM 3.	IF THE STATEMENT IS BEING FILED PURSUANT TO SECTION 240.13d-1(b), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

Page 5 of 6 Pages

ITEM 4.	OWNERSHIP.

(a)	Amount Beneficially Owned:

503,115

(b)	Percent of Class:

5.3%

(c)   (i)    Sole power to vote or direct the vote: 503,115

(ii)	Shared power to vote or direct the vote: 503,115

(iii)	Sole power to dispose or direct the disposition of: 503,115

(iv)	Shared power to dispose or to direct the disposition of: 503,115

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

Page 6 of 6 Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF A GROUP.

Not Applicable

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

				BY:	/s/ Suzanne Ammerman

				Name	Suzanne Ammerman

Date:	February	14	, 2007